ATMI, INC.
7 Commerce Drive
Danbury, CT 06810
203-794-1100 (Phone)
203-797-2544 (Fax)

October 19, 2010

VIA EDGAR

Mr. Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ATMI, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 18, 2010 File No. 001-16239

Dear Mr. Ingram:

We are in receipt of your letter dated October 13, 2010, which contains comments regarding our Form 10-K for the fiscal year ended December 31, 2009. Listed below are specific responses to each of your numbered comments.

Customers, Sales, and Marketing, page 11

1.	Please discuss any risks attendant to your foreign operations. Refer to Item 101(d)(3) of Regulation S-K.

Response: We respectfully advise the Staff that in our 2009 Form 10-K filing, in the last sentence of Part I, Item 1, under the heading “Customers, Sales, and Marketing” (page 11), we disclosed that “Investors and others should consider the cautionary statements and risk factors discussed in Item 1A below.” Subsequently, in the Risk Factors discussion in Part I, Item 1A (beginning on page 15), we provided a discussion of the risks associated with foreign operations in several separate passages in this section, including – “Our global manufacturing and sales activities subject us to risks associated with legal, political, economic or other changes” (page 17), “Our results of operations could be adversely affected by fluctuations in exchanges rates” (page 17) and “Our results of operations could be adversely affected by natural events in the locations in which we, our customers or our suppliers operate” (page 17).

In addition, we will augment our disclosure in future filings by adding the following sentence to Part I, Item 1:

“The global nature of our business and the significance of our foreign operations exposes us to certain risks in the countries in which we operate, including political and economic stability, the adequacy of country infrastructure and labor resources, currency fluctuations and controls, compliance with foreign laws and intellectual property protection.”

Risk Factors, page 15

2.
We note your disclosure in the first paragraph that your cautionary statements “are not meant to be an exhaustive discussion of risks that apply to companies like ATMI.” In future filings, please remove this limitation on the scope of your risk factors or revise to clarify that you have discussed all known material risks.

Response: We respectfully advise the Staff that we believe our disclosure under Item 1A included all material risks that we have identified. As requested, we will remove the limitation on the scope in this section in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Fair Value Measurements, page 29

3.
In the last paragraph on page 29, we note that you received an independent third-party valuation for an auction-rate security. Please tell us what consideration you gave as to whether this third party should be identified as an expert. In your discussion, please explain the nature and extent of the third party’s involvement in the valuation of the auction-rate security. If the third party was an expert, please either delete the reference or name the party and tell us what consideration you have given to providing a consent to be named as such.

Response: We appreciate the opportunity to clarify the context of this disclosure. We noted in our disclosure that we used an independent third-party valuation to demonstrate the diligent manner in which we approach the valuation of our auction-rate security given the auction failure and diminished liquidity in that market. The third-party valuation we obtained was one key input, of several, we used to properly value our auction-rate security. We validated the assumptions used, and conclusions reached, by the third-party valuation firm by reviewing factors such as the anticipated term and the yield that a market participant would require to purchase such a security, and also reviewed benchmark data for valuations of similar student-loan auction-rate securities.

Furthermore, based on our review of the Staff’s Securities Act Sections CD&I 141.02, we do not believe the valuation firm is an expert whose consent is required. This CD&I confirms that a “registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report or valuation or opinion...”. We do not believe that the third-party valuation, which was one of several inputs used by management, became “expertised” disclosure for purposes of Securities Act.

As requested by the Staff, we will augment and clarify our disclosures to make clear that management is responsible for the valuation of our auction-rate security.

Definitive Proxy Statement on Schedule 14A

General

4.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: We note that Securities Act Release 33-9089 states with respect to Item 402(s) that “the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.” Nevertheless, we respectfully advise the Staff that we reviewed all of our compensation policies and practices and considered the types of factors discussed in Item 402(s), and concluded that no disclosure was necessary, since the risks arising from ATMI’s compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Compensation Discussion and Analysis, page 21

5.
We note that the Compensation Committee retains discretion, in light of company and individual performance, to account for extraordinary factors in granting annual incentive compensation awards. We further note that the Committee and the Board approved an aggregate discretionary incentive compensation award of $551,000 to the executive officers based in part on the enumerated accomplishments on page 24. Please disclose how the Compensation Committee determined the aggregate amount available for payout in 2009.

Response: As noted in our CD&A, 75% of annual incentive compensation awards is based on attainment of financial objectives, and 25% is based on attainment of individual strategic objectives. The $551,000 award was based on attainment of individual strategic objectives (an aggregate of $324,000) during an extraordinary economic downturn, as well as a discretionary amount representing achievement of the operating income target for the second half of 2009 ($227,000).

Summary Compensation Table, page 30

6.
To the extent you retain a presentation that separately categorizes the compensation attributable to each type of equity award under your long-term equity incentive program, please note that the inclusion of a column that tallies the amounts disclosed in the previous columns obscures the ability of the reader to fully understand the amounts reported in the “Total” Compensation column since, under the circumstances, the amount in the total column is not the aggregate of the total dollar value of each form of compensation quantified in the other columns of the table.

Response: We respectfully advise the Staff that we will remove the non-prescribed subtotal columns from the Summary Compensation Table in future filings.

This hereby confirms that: (i) ATMI is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) ATMI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding our responses to your comments, please do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 203-207-9325.

Sincerely,

/s/ Timothy C. Carlson

Timothy C. Carlson Executive Vice President, Chief Financial Officer and Treasurer

cc:	Douglas Neugold (ATMI, Inc.) Ellen Harmon (ATMI, Inc.) Michael Grundei (Wiggin and Dana LLP) Jessica Dickerson (Securities and Exchange Commission)

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